(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-10824
CUSIP NUMBER 099849 10 1

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Borland Software Corporation

(Full Name of Registrant)

N/A

(Former Name if Applicable)

20450 Stevens Creek Blvd., Suite 800

Address of Principal Executive Office (Street and Number)

Cupertino, CA 95014

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the quarterly period ended September 30, 2006, the Principal Accounting Officer of Borland Software Corporation (the “Company”), who was the person at the Company primarily responsible for preparing the Company’s financial statements and coordinating the review thereof by the Company’s independent registered public accounting firm, left the Company. While the Company has engaged financial consultants to assist in the necessary preparation for the Form 10-Q, this preparation could not be completed by the required deadline without unreasonable effort and expense. In addition, on October 16, 2006, subsequent to the quarter ended September 30, 2006, the Company retained a new general counsel. Our new General Counsel has been able to assist in the preparation of our Form 10-Q however, he was only recently hired and integrated into the preparation process. In summary, as a result of changes to the Company’s legal and finance personnel, the Company is still in the process of completing its customary review procedures for the Form 10-Q and cannot complete the Form 10-Q by the required deadline without unreasonable effort and expense. The Company expects to file its Form 10-Q for the quarter ended September 30, 2006 on or before November 14, 2006 (the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25).

(Attach extra Sheets if needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory J. Wrenn (Name)	408 (Area Code)	863-2482 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Borland Software Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By	/s/ Tod Nielsen
Tod Nielsen,
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

(Part IV, question 3)

All numbers below are estimates as of the date of filing of the accompanying Form 12b-25.

Revenue increased from $67.8 million in the quarter ended September 30, 2005 to $82.2 million in the quarter ended September 30, 2006 due to growth in our ALM business partially offset by declines in the IDE and DPG businesses.

Net loss increased from $5.3 million in the quarter ended September 30, 2005 to $12.4 million in the quarter ended September 30, 2006. The net loss was higher due to an increase in previously announced expenses which include restructuring costs which increased $3.1 million as we implemented our program to reduce operating costs in the future and stock based compensation costs which increased $2.2 million due to our adoption of SFAS 123R during 2006.

Additionally, nonrecurring gains declined in 2006 as the 2005 quarter included a $4.6 million gain on the sale of our investment in privately-held Trolltech and the 2006 quarter included a $1.7 million gain on the sale of our building in Scotts Valley, California.